                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                      FINANCIAL TELECOM LIMITED (USA), INC.
                      -------------------------------------
                                (Name of Issuer)

                          $.001 par value common stock
                          ----------------------------
                         (Title of Class of Securities)

                           --------------------------
                                 (CUSIP Number)

                   Thomas T.H. Chou, Preston Gates & Ellis LLP
      55 Second Street, Suite 1700, San Francisco, CA 94105; (415) 882-8200
      ---------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 12, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.                                                      Page 1 of 2 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

        The Hartcourt Companies, Inc. (EID# 87-0400541)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [X]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
        Utah
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         15,100,000 shares of the Company's outstanding common stock.
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           15,100,000 shares of the Company's outstanding common stock.
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        15,100,000 shares of the Company's outstanding common stock.
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
        100.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this schedule applies is the $0.001 par value common stock of Financial Telecom Limited (USA), Inc. (the "Company" or "FTL"). The Company's principal executive offices are located at 308, Hang Bong Commercial Center, 28 Shanghai Street, Kowloon, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND.

         (d) and (e) During the last five years, The Hartcourt Companies, Inc. ("Hartcourt") has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In Securities and Exchange Commission v. The Hartcourt Companies, Inc., et al., United States District Court for the Central District of California Case No. CV03-3698LGB (PLAx), the Securities and Exchange Commission filed a complaint against Hartcourt for alleged securities violations. The complaint alleges that Hartcourt illegally used an S-8 registration statement in 1999 to improperly raise capital, and that false and misleading press releases were issued by Hartcourt from September 9, 1999 through November 18, 1999. The SEC is seeking disgorgement from Hartcourt of approximately $800,000.00, civil penalties and interest, as well as an injunction against future securities law violations. Court-ordered mediation took place on April 22, 2004. All of the defendants will be requesting that the Judge order another session of mediation and order the SEC to send an individual to mediation with the power to settle the case. A post-mediation status conference is set for June 1, 2004.

         John Furutani, legal counsel to Hartcourt and a director of the Company, is also subject to a separate private investigation by the SEC into trading in the securities of Hartcourt. According to a public statement issued by the SEC, the SEC served an administrative subpoena on Mr. Furutani seeking documents and testimony in connection with its inquiry into, among other things, whether Mr. Furutani sold Hartcourt securities while in possession of material nonpublic information consisting of the SEC's intention to file a complaint against Hartcourt in the above-described civil action. Mr. Furutani withheld the documents requested under the subpoena on the grounds that they are protected by the attorney-client and attorney work-product privileges. In March 2004, the SEC filed an application in district court for an order to enforce the investigative subpoena. Securities and Exchange Commission v. John A. Furutani, Civil Action No. CV 04-1775-GAF (MANx) (C.D. Cal.). The district court found that Mr. Furutani failed to demonstrate that the attorney-client privilege and attorney work-product doctrine protected the documents and testimony sought by the SEC and granted the SEC's application, ordering Mr. Furutani to produce documents on April 26, 2004 and to provide sworn testimony on May 3, 2004. Mr. Furutani subsequently produced documents and his deposition took place on May 3 and May 11, 2004. The Reporting Party been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         FTL was incorporated in Nevada in April 2003 with Hartcourt owning all 100,000 issued shares for $100.

         On September 10, 2003, Hartcourt, Bowland, Mr. Stephen Tang, and FTL entered into an agreement for the purchase of shares of FTL HK. Pursuant to the terms of the agreement, FTL purchased from Hartcourt all the issued shares of FTL HK and assumed certain obligations of FTL HK pertaining to Hartcourt, Bowland and Mr. Tang. As a result, the amount due to Hartcourt and its subsidiaries were assumed by FTL, which in turn waived such obligation from FTL HK of $697,566. In exchange for the waiver of amount due ($697,566) to Hartcourt, FTL issued 15,000,000 shares of common stock to Hartcourt.

ITEM 4. PURPOSE OF TRANSACTION.

         As the sole asset of FTL is FTL HK, the purpose of the transaction was to restructure FTL HK from a wholly owned subsidiary of Hartcourt, into a wholly-owned subsidiary of FTL, which is in turn a wholly-owned subsidiary of Hartcourt.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Hartcourt Companies, Inc. is the beneficial owner of 15,100,000 shares of common stock, which represents 100.0% of the Company's issued and outstanding common stock.

         (b)&(d) The Hartcourt Companies, Inc. has sole voting power over the shares. The Hartcourt Companies, Inc. has the sole right to receive the dividends from, and the proceeds from the sale of, these shares.

         (c) The Hartcourt Companies, Inc. has not engaged in any transaction in the securities of the Company during the preceding 60 days other than those transactions disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Share Exchange Agreement between Financial Telecom Limited (USA), Inc., and The Hartcourt Companies, Inc. dated September 10, 2003.

ITEM 8. SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE HARTCOURT COMPANIES, INC.

DATED:  July 12, 2004                   /s/ Carrie Hartwick
                                        ----------------------------------------
                                        Carrie Hartwick, President and CFO

================================================================================

                           SHARE EXCHANGE AGREEMENT



                                    between:



                     FINANCIAL TELECOM LIMITED (USA), INC.,
                              a Nevada corporation;



                                       and



                         THE HARTCOURT COMPANIES, INC.,
                               a Utah corporation



                           ---------------------------

                         Dated as of September 10, 2003

                           ---------------------------



================================================================================

                                TABLE OF CONTENTS

                                                                            PAGE

DEFINITIONS....................................................................1

SECTION 1.        DESCRIPTION OF TRANSACTION...................................3

         1.1      Purchase and Sale of Company Shares...........................

         1.2      Closing......................................................3

         1.3      Exchange of Certificates.....................................4

         1.4      Further Action...............................................4

SECTION 2.        REPRESENTATIONS AND WARRANTIES OF SELLER.....................4

         2.1      Title........................................................4

         2.2      Due Organization; Etc........................................4

         2.3      Capitalization, Etc..........................................5

         2.4      Authority; Binding Nature of Agreement.......................5

         2.5      Non-Contravention; Consents..................................5

SECTION 3.        REPRESENTATIONS AND WARRANTIES OF PURCHASER..................6

         3.1      Valid Issuance...............................................6

         3.2      Due Organization; Subsidiaries; Etc..........................6

         3.3      Capitalization, Etc..........................................7

SECTION 4.        COVENANTS....................................................7

         4.1      Notice Filing................................................7

SECTION 5.        CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.............7

         5.1      Accuracy of Representations..................................7

         5.2      Performance of Covenants.....................................8

         5.3      Consents.....................................................8

         5.4      Agreements and Documents.....................................8

         5.5      No Restraints................................................8

         5.6      No Legal Proceedings.........................................8

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                            PAGE

SECTION 6.        CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER AND
                  THE COMPANY..................................................8

         6.1      Accuracy of Representations..................................8

         6.2      Performance of Covenants.....................................9

         6.3      No Restraints................................................9

         6.4      No Legal Proceedings.........................................9

         6.5      Consents.....................................................9

SECTION 7.        MISCELLANEOUS PROVISIONS.....................................9

         7.1      Further Assurances...........................................9

         7.2      Notices......................................................9

         7.3      Time of the Essence.........................................10

         7.4      Headings....................................................10

         7.5      Counterparts................................................10

         7.6      Governing Law...............................................10

         7.7      Successors and Assigns......................................10

         7.8      Remedies Cumulative; Specific Performance...................10

         7.9      Waiver......................................................11

         7.10     Amendments..................................................11

         7.11     Severability................................................11

         7.12     Parties in Interest.........................................11

         7.13     Entire Agreement............................................11

         7.14     Construction................................................11

                            SHARE EXCHANGE AGREEMENT



         THIS SHARE EXCHANGE AGREEMENT ("Agreement") is made and entered into as of September 10, 2003, by and among: FINANCIAL TELECOM LIMITED (USA), INC., a Nevada corporation (the "PURCHASER") and THE HARTCOURT COMPANIES, INC., a Utah corporation (the "SELLER"). Certain other capitalized terms used in this Agreement are defined in the Section titled "Definitions."

                                    RECITALS

         A. FINANCIAL TELECOM LIMITED (the "COMPANY") is a private company limited by shares incorporated in Hong Kong. As of the date of this Agreement, the Company has an authorized share capital of HK$8,800,000 divided into 8,800,000 shares of HK$1.00 each, of which 5,280,651 shares have been issued and are credited as fully paid up (the "COMPANY SHARES").

         B. The Seller is the registered and beneficial owner of all of the Company Shares.

         C. The Purchaser wishes to purchase from the Seller the Company Shares, representing the entire issued share capital of the Company, the consideration for which will be satisfied by the issue of the Consideration Shares by the Purchaser to the Seller subject to and in accordance with the terms of this Agreement.

                                   DEFINITIONS

         For purposes of the Agreement the following terms shall have the meanings specified below:

         AGREEMENT. "Agreement" shall mean this Share Exchange Agreement (including the Company Disclosure Schedule), as it may be amended from time to time.

         CLOSING. "Closing" shall have the meaning ascribed thereto in Section 1.2.

         CLOSING CERTIFICATE. "Closing Certificate" shall have the meaning ascribed thereto in Section 5.4.

         CLOSING DATE. "Closing Date" shall have the meaning ascribed thereto in
Section 1.2.

         COMPANIES ORDINANCE. "Companies Ordinance" shall mean the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

         COMPANY SHARES. "Company Shares" shall have the meaning ascribed hereto in the rectials.

         COMPANY DISCLOSURE SCHEDULE. "Company Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement) delivered to Purchaser by Seller regarding the Company.


                                       1.

         COMPANY MATERIAL ADVERSE EFFECT. A matter will be deemed to have a "Company Material Adverse Effect" if such matter would have a material adverse effect on the Company's business, condition, assets, liabilities, operations, financial performance or prospects, taken as a whole.

         CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

         CONSIDERATION SHARES. "Consideration Shares" shall mean 15,000,000 shares of the Purchaser Common Stock.

         CONTRACT. "Contract" shall mean any written or oral agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment.

         ENCUMBRANCE. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

         ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

         GOVERNMENTAL AUTHORIZATION. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

         GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

         HONG KONG. "Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China.

         KNOWLEDGE. An individual will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of such fact or other matter. A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, actual knowledge of such fact or matter.

                                       2.

         LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

         LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

         PURCHASER COMMON STOCK. "Purchaser Common Stock" shall mean the common stock, US$0.001 par value, of Purchaser.

         PURCHASER MATERIAL ADVERSE EFFECT. A matter will be deemed to have a "Purchaser Material Adverse Effect" if such matter would have a material adverse effect on Purchaser's business, condition, assets, liabilities, operations, financial performance or prospects, taken as a whole.

         PERSON. "Person" shall mean any individual, Entity or Governmental
Body.

         REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

         SEC. "SEC" shall mean the United States Securities and Exchange Commission.

         SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

                                    AGREEMENT

         The parties to this Agreement agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION

         1.1 PURCHASE AND SALE OF COMPANY SHARES. Subject to the terms and conditions hereof, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Company Shares. The total consideration for the sale of the Company Shares shall be satisfied by the authorization and issuance by the Purchaser of the Consideration Shares.

         1.2 CLOSING. The consummation of the transactions contemplated by this Agreement (the "CLOSING") shall take place at 308 Hang Bong Commercial Center, 28 Shanghai Street, Kowloon, Hongkong on September 10, 2003 or such other date and time as the parties hereto may agree (the "CLOSING DATE").

                                       3.

         1.3 EXCHANGE OF CERTIFICATES.

                  (a) The Seller shall be entitled to a certificate representing the Consideration Shares. Upon delivery of the Company Shares certificate to Purchaser for exchange, together with (i) duly executed transfer(s) of the Company Shares by the registered holder(s) thereof in favour of the Purchaser;
(ii) contract note recording the sale and purchase of the Company Shares duly executed by the Seller to record the transfer(s) contemplated herein; (iii) [a cashier order in favour of the Government of Hong Kong on account of the Seller's share of Hong Kong stamp duty payable by the Seller upon the sale and purchase of the Company Shares;] (iv) such other documents as may be reasonably required to give good title to the Company Shares free from all Encumbrances and to enable the Purchaser to become the registered holder thereof; and (v) powers of attorney, if necessary, in approved terms under which any of the documents referred to in this Section is executed, the Seller shall be entitled to receive in exchange therefor a certificate representing the Consideration Shares.

                  (b) Each party to this Agreement shall pay its own costs and disbursements of and incidental to this Agreement and the sale and purchase hereby agreed to be made. All stamp duty payable on the transfer of the Sale Shares pursuant to this Agreement shall be borne by the Purchaser.

         1.4 FURTHER ACTION. If, at any time after the Closing, any further action is determined by Purchaser to be necessary or desirable to carry out the purposes of this Agreement or to vest the Purchaser with full right, title and possession of and to all rights and property of the Company, the officers and directors of the Purchaser shall be fully authorized (in the name of the Company and otherwise) to take such action.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE SELLER

         Except as set forth on the Company Disclosure Schedule, the Seller represents and warrants, to and for the benefit of the Purchaser, as follows:

         2.1 TITLE. Seller is the owner of record and beneficially of the Company Shares.

         2.2 DUE ORGANIZATION; ETC.

                  (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Hong Kong and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used.

                  (b) The Company is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction where it conducts business, except where the failure to be so qualified, authorized, registered or licensed has not had and will not have a Company Material Adverse Effect. The Company is in good standing as a foreign corporation in each of such jurisdictions, except where the failure to be in good standing would not have a Company Material Adverse Effect.

                                       4.

         2.3 CAPITALIZATION, ETC.

                  (a) The authorized share capital of the Company is HK$8,800,000 divided into 8,800,000 shares of HK$1.00, capital stock of the Company, of which 5,280,651 shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding shares of Company Shares have been duly authorized and validly issued, and are fully paid and non-assessable.

                  (b) There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the Knowledge of the Company, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

                  (c) All outstanding shares of Company Shares have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

         2.4 AUTHORITY; BINDING NATURE OF AGREEMENT. The Seller has the absolute and unrestricted right, power and authority to enter into and to perform their obligations under this Agreement; and the execution, delivery and performance by the Seller has been duly authorized by all necessary action on the part of the Seller, its board of directors and its shareholders. This Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

         2.5 NON-CONTRAVENTION; CONSENTS. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, will directly or indirectly (with or without notice or lapse of time):

                  (a) contravene, conflict with or result in a violation of (i) any of the provisions of the Company's memorandum or articles of association or the Seller's Articles of Incorporation or Bylaws, or (ii) any resolution adopted by the Seller or Company's shareholders, the Seller or Company's board of directors or any committee of the Seller or Company's board of directors;

                  (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;

                                       5.

                  (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company's business or to any of the assets owned or used by the Company;

                  (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Company material contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Company Contract, (ii) accelerate the maturity or performance of any such Company Contract, or (iii) cancel, terminate or modify any such Company Contract; or

                  (e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company);

except, in the case of subparagraphs (b), (c), (d) and (e), such that would not have a Company Material Adverse Effect.

The Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the transactions contemplated by this Agreement, except for Consents which the failure to obtain would not have a Company Material Adverse Effect or prevent or delay the transactions contemplated hereby.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser represents and warrants to the Seller as follows:

         3.1 VALID ISSUANCE. The Purchaser Common Stock, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

         3.2 DUE ORGANIZATION; ETC.

                  (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Nevada and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used.

                  (b) Purchaser is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction, except where the failure to be so qualified, authorized, registered or licensed has not had and will not have a Purchaser Material Adverse Effect.

                                       6.

         3.3 CAPITALIZATION, ETC.

                  (a) The authorized capital stock of Purchaser consists of 500,000,000 shares of Common Stock, US$0.001 par value, of which 100,000 shares were issued and are outstanding as of the date of this Agreement. All of the outstanding shares of Purchaser Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable.

                  (b) Except as contemplated in this Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Purchaser; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Purchaser; (iii) Contract under which Purchaser is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the Knowledge of Purchaser, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Purchaser.

SECTION 4. COVENANTS

         4.1 NOTICE FILING. Promptly after the execution of this Agreement, the Seller and Purchaser shall prepare and cause to be filed a Form D under Rule 506 of the Securities Act and such other securities filings as may be required under any applicable securities laws.

SECTION 5. CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

         The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

         5.1 ACCURACY OF REPRESENTATIONS. Each of the representations and warranties made by the Seller in this Agreement and in each of the other agreements and instruments delivered to Purchaser in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the date of this Agreement (without giving effect to any "Company Material Adverse Effect" or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties), and shall be accurate in all material respects as of the Closing Date as if made at the Closing Date without giving effect to any "Company Material Adverse Effect" or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties).

         5.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that the Seller is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

         5.3 CONSENTS. All Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

                                       7.

         5.4 AGREEMENTS AND DOCUMENTS. Purchaser shall have received a certificate executed by the Chief Executive Officer of the Company and the Seller to the effect that each of the representations and warranties set forth in Section 2 is accurate in all respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 5.1, 5.2 and 5.3 have been duly satisfied (the "Closing Certificate");

         5.5 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated by this Agreement to be illegal.

         5.6 NO LEGAL PROCEEDINGS. No Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the transactions contemplated by this Agreement or seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to its ownership of stock of the Company.

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

         The obligations of Seller to effect the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

         6.1 ACCURACY OF REPRESENTATIONS. Each of the representations and warranties made by Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement (without giving effect to any materiality or similar qualifications contained in such representations and warranties), and shall be accurate in all material respects as of the Closing Date as if made at the Closing Date (without giving effect to any materiality or similar qualifications contained in such representations and warranties).

         6.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

         6.3 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable that makes consummation the transactions contemplated by this Agreement illegal.

         6.4 NO LEGAL PROCEEDINGS. No Person shall have commenced any Legal Proceeding challenging or seeking to prevent consummation of the transactions contemplated by this Agreement.

         6.5 CONSENTS. All Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

                                       8.

SECTION 7. MISCELLANEOUS PROVISIONS

         7.1 FURTHER ASSURANCES. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

         7.2 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

                  IF TO PURCHASER:

                  Financial Telecom Limited (USA), Inc.
                  15165 Venture Blvd., Suite 400
                  Sherman Oaks, CA 91403
                  Facsimile: 626.844.2442

                           WITH A COPY TO (WHICH SHALL NOT CONSTITUTE NOTICE):

                           John Furutani, Esq.
                           2500 E. Colorado Blvd., Ste. 301
                           Pasadena, CA 91107


                  IF TO THE SELLER:


                  The Hartcourt Companies, Inc.
                  1310 China VentureTech Plaza
                  819 Nan Jing Xi Road
                  Shanghai, China
                  Facsimile: (8621) 5213 0664

                           WITH A COPY TO (WHICH SHALL NOT CONSTITUTE NOTICE):

                           Preston Gates & Ellis
                           10th Floor, Hutchison House
                           10 Harcourt Road
                           Central, Hong Kong
                           Facsimile: 852.2511.9515

         7.3 TIME OF THE ESSENCE. Time is of the essence of this Agreement.

                                       9.

         7.4 HEADINGS. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

         7.5 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

         7.6 GOVERNING LAW. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of Nevada law (without giving effect to principles of conflicts of laws).

         7.7 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon: the Company and its successors and assigns (if any); Purchaser and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Purchaser, Seller and the respective successors and assigns (if any) of the foregoing.

         7.8 REMEDIES CUMULATIVE; SPECIFIC PERFORMANCE. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

         7.9 WAIVER.

                  (a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

                  (b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

         7.10 AMENDMENTS. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

                                      10.

         7.11 SEVERABILITY. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

         7.12 PARTIES IN INTEREST. None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

         7.13 ENTIRE AGREEMENT. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

         7.14 CONSTRUCTION.

                  (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

                  (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

                  (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

                  (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

                     [THIS SPACE INTENTIONALLY LEFT BLANK.]







                                      11.

         The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

                                          PURCHASER:

                                          FINANCIAL TELECOM LIMITED (USA), INC.,
                                          a Nevada corporation


                                          By: /S/ Stephen Tang
                                              ----------------------------------
                                              Name: Stephen Tang
                                              Title: Director


                                          SELLER:

                                          THE HARTCOURT COMPANIES,
                                          a Utah corporation


                                          By: /S/ Stephen Tang
                                              ----------------------------------
                                              Name: Stephen Tang
                                              Title: Director



                                      12.